UNITED STATES	OMB APPROVAL OMB Number: 3235-0167
SECURITIES AND EXCHANGE COMMISSION	Expires: July 31, 2024
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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSIGN OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-54291

EMO CAPITAL CORP.

(Exact name of registrant as specified in its charter)

10409 Pacific Palisades Ave, Las Vegas, NV 89144

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

common stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)☒

Rule 12g-4(a)(2)☐

Rule 12h-3(b)(1)(i)☐

Rule 12h-3(b)(1)(ii)☐

Rule 15d-6☐

Rule 15d-22(b)☐

Approximate number of holders of record as of the certification or notice date: 6

Pursuant to the requirements of the Securities Exchamge Act of 1934, Emo Capital, Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 10, 2022	By:	/s/ Junhua Guo
		Name:	Junhua Guo
		Title:	President

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the Geheral Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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